CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(Dollars in thousands, except per share data)	2018	2017	2018	2017
Basic Earnings Per Share
Net income	$2,324	$1,726	$4,488	$3,456
Weighted average common shares	2,742,242	2,742,242	2,742,242	2,741,956

Basic Earnings Per Share	$0.85	$0.63	$1.64	$1.26

Diluted Earnings Per Share
Net income	$2,324	$1,726	$4,488	$3,456
Weighted average common shares	2,742,242	2,742,242	2,742,242	2,741,956

Diluted Earnings Per Share	$0.85	$0.63	$1.64	$1.26